Exhibit (e)(9)

ACKNOWLEDGMENT AND WAIVER AGREEMENT

October 29, 2011

Michael Katz

310 E. 53rd Street, Apt. 4F

New York, NY 10022

Dear Michael,

As you may be aware, interclick, inc. (the “Company”), Yahoo! Inc. (“Yahoo!”) and certain other parties intend to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which it is expected that the Company will become a wholly-owned subsidiary of Yahoo!. In connection with the transactions contemplated by the Merger Agreement (the “Proposed Transactions”), you have been offered a position with Yahoo! as described in an offer letter from Yahoo!, dated October 28, 2011 (the “Yahoo! Offer”), that when executed and contingent upon the consummation of the Proposed Transactions (the “Closing”), will replace and supersede the Executive Employment Agreement, dated as of August 9, 2011, between you and the Company (the “Employment Agreement”). Capitalized terms not otherwise defined herein will have the meanings ascribed in the Employment Agreement.

Effective as of the Closing, in consideration of your Yahoo! Offer and Yahoo!’s willingness to enter into the Merger Agreement, you hereby waive, relinquish and give up any and all right, claim or interest that you may have to receive any and all of (i) the Separation Payment, (ii) the COBRA Continuation Coverage, and (iii) any accelerated vesting of any stock options, restricted stock, restricted stock units or other equity awards covering shares of the Company’s common stock held by you, including, without limitation, any accelerated vesting with respect to the 2011 Share Award, in each case, to which you may become entitled upon a termination of your employment and/or the occurrence of a Change of Control (collectively, the “Severance and Change of Control Benefits”).

In addition, you hereby agree and acknowledge that your Employment Agreement will be deemed amended as of the date of the Merger Agreement to the extent necessary to reflect that the occurrence of a Change of Control shall not constitute Good Reason and that a resignation of employment by you shall not constitute Good Reason if such resignation is on or follows a Change in Control. Further, nothing contained in this Acknowledgment and Waiver Agreement shall, or shall be construed so as to, constitute Good Reason for purposes of the Employment Agreement, subject to the Closing.

You acknowledge and agree that, as of the Closing, you relieve Yahoo!, the Company and each of their respective affiliates and successors of any and all obligations to you with respect to the Severance and Change of Control Benefits. Notwithstanding anything contained in the Employment Agreement or elsewhere, effective as of the Closing, all of your rights with respect to the Severance and Change of Control Benefits shall terminate and shall be deemed and considered null and void and of no force or effect; provided, however, that for purposes of clarity, Yahoo! confirms that your existing equity (including stock options) in the Company shall, after giving effect to the waiver concerning acceleration upon a Change of Control contained herein, be treated strictly in accordance with the terms of the Merger Agreement. If the Closing does not occur for any reason, this Acknowledgment and Waiver Agreement will be null and void.

Please indicate your agreement with and consent to the terms and conditions of this Acknowledgment and Waiver Agreement by executing a copy of this Acknowledgment and Waiver Agreement and scanning and emailing it to Roger Clark at roger.clark@interclick.com no later than October 31, 2011.

Sincerely,

/s/ Roger Clark
Roger Clark
Chief Financial Officer

Acknowledged, accepted and agreed:

/s/ Michael Katz
Name: Michael Katz
Date: October 31, 2011

SIGNATURE PAGE TO ACKNOWLEDGEMENT AND WAIVER AGREEMENT